SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
_____________________________________________
                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
                                             :
             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
                                             :
_____________________________________________:

     Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public

Service Company of Oklahoma ("PSO"), Southwestern Electric Power

Company ("SWEPCO"), West Texas Utilities Company ("WTU"), Transok,

Inc. ("Transok") and Central and South West Services, Inc. ("CSWS"),

that during the period from October 1, 1995 through

December 31, 1995 (the "Reporting Period"):

     1.   The maximum principal amount of short-term borrowings

outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange

Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:


 CSW
System               Money Pool     Short-Term      Total        SEC
Companies   Date     Borrowings     Borrowings (1)  Borrowings   Limit

CPL        12/21/95  $181,689,000       -           181,689,000  $300,000,000
PSO        12/28/95    71,429,000       -            71,429,000   125,000,000
SWEPCO     12/27/95   104,522,000       -           104,522,000   150,000,000
WTU         12/5/95    27,105,000       -            27,105,000    65,000,000
TRANSOK     11/8/95    30,227,000       -            30,227,000   200,000,000
CSWS       12/28/95    68,767,000       -            68,767,000   110,000,000
_______________________

(1)  Pursuant to the External Program authorized in this file.

     2.   The weighted average interest rate for borrowings during the

Reporting Period through the Money Pool was 5.84%.

     3.   The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:



         Total         CSW            CSW          Total CSW
         Subsidiary    Loans to       Corporation  Short-Term   SEC
Date     Borrowings    Money Pool     Borrowings   Borrowings   Limit
10/2/95  $357,139,000  $357,139,000  $413,661,000  $770,800,000 $1,200,000,000



     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form

U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-

8557, and in accordance with the terms and conditions of the

Commission's order dated March 21, 1995, permitting said Application-

Declaration to become effective.





     DATED:   January 30, 1996



                         CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         PUBLIC SERVICE COMPANY OF OKLAHOMA
                         SOUTHWESTERN ELECTRIC POWER COMPANY
                         WEST TEXAS UTILITIES COMPANY
                         TRANSOK, INC.
                         CENTRAL AND SOUTH WEST SERVICES, INC.

                         BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /s/ Wendy G. Hargus
                             Wendy G. Hargus
                             Controller